UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

RCI Hospitality Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74934Q108

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Troy Lowrie ###-##-####
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON –	5.	SOLE VOTING POWER, 404,754
	6.	SHARED VOTING POWER– 0
	7.	SOLE DISPOSITIVE POWER– 404,754
	8.	SHARED DISPOSITIVE POWER– 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,754
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.38%
12.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Family Dog, LLC 27-4258920
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON –	5.	SOLE VOTING POWER, 244,300
	6.	SHARED VOTING POWER– 0
	7.	SOLE DISPOSITIVE POWER– 244,300
	8.	SHARED DISPOSITIVE POWER– 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,300
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.64%
12.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Club Licensing, LLC 20-5471703
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON –	5.	SOLE VOTING POWER, 160,454
	6.	SHARED VOTING POWER– 0
	7.	SOLE DISPOSITIVE POWER– 160,454
	8.	SHARED DISPOSITIVE POWER– 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,454
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.74%
12.	TYPE OF REPORTING PERSON PN

ITEM 1 (a) NAME OF ISSUER:

RCI Hospitality Holdings Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

10737 CUTTEN ROAD, HOUSTON, Texas, 77066, United States

ITEM 2 (a) NAME OF PERSON FILING:

This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Troy Lowrie (“Mr. Lowrie”); (2) Family Dog, LLC, a Colorado limited liability company (“FD”); and (3) Club Licensing, LLC, a Colorado limited liability company (the “CL”)(all of the foregoing, collectively, the “Reporting Persons”). Each of FD and CL is a private investment vehicle. FD and CL directly beneficially own the Common Stock (as defined below) reported in this Statement. Mr. Lowrie is the controlling person of FD and CL. Mr. Lowrie may be deemed to beneficially own the Common Stock directly beneficially owned by FD and CL. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of the Reporting Persons is 735 S Xenon Ct, Ste 101, Lakewood, CO 80228

ITEM 2 (c) CITIZENSHIP:

For citizenship information see Item 4 of the cover page of each Reporting Person

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

This Statement relates to the common stock, $0.01 par value per share, of the Issuer (the “Common Stock”).

ITEM 2 (e) CUSIP NUMBER:

The CUSIP Number of the Common Stock is 74934Q108.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4 OWNERSHIP

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on November 1, 2022, the business day before the date of filing of this Schedule 13G. Percentages of beneficial ownership based upon 9,243,948 shares outstanding as of August 5, 2022, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

As of the Event Date of November 1, 2022, the beneficial ownership of the Reporting Persons was as follows:

●	FD directly beneficially owned 244,300 shares of Common Stock, representing 2.64% of all of the outstanding shares of Common Stock.

●	CL directly beneficially owned 160,454 shares of Common Stock, representing 1.74% of all of the outstanding shares of Common Stock.

●	Collectively, FD and CL directly beneficially owned 404,754 shares of Common Stock, representing 4.38% of all of the outstanding shares of Common Stock.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date) November 2, 2022

/s/ Troy Lowrie